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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. _____)

                          Mercristo Developments, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58934Y 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Samir Chakraborty
                      Box 246, One Winterhaven, Stubbs Road
          Providenciales, Turks and Caicos Islands, British West Indies
                                  809-946-4036
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


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CUSIP No. 58934Y 10 4                                        (Page 2 of 9 Pages)

                                       13D

================================================================================
 1            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              SAMIR CHAKRABORTY
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 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
 3            SEC USE ONLY

--------------------------------------------------------------------------------
 4            SOURCE OF FUNDS*
              SC
--------------------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         |_|
--------------------------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION
              CANADA
--------------------------------------------------------------------------------
                             7          SOLE VOTING POWER - 1,280,000
        NUMBER OF
         SHARES           ------------------------------------------------------
      BENEFICIALLY           8          SHARED VOTING POWER - 0
        OWNED BY
          EACH            ------------------------------------------------------
        REPORTING            9          SOLE DISPOSITIVE POWER - 1,280,000
       PERSON WITH
                          ------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER  - 0

--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,280,000
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      |_|
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.17%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 58934Y 10 4                                        (Page 3 of 9 Pages)


ITEM 1.           SECURITY AND ISSUER.

                  Common Stock, $.001 par value

                  Mercristo Developments, Inc.
                  240 Argyle Avenue
                  Ottawa, Ontario, Canada K2P 1B9

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) Samir Chakraborty, Canadian citizen and resident of Turks and Caicos Islands, British West Indies

                  (b)      Box 246, One Winterhaven, Stubbs Road
                           Providenciales, Turks and Caicos Islands, British West Indies

                  (c)      Consulting

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a Canadian citizen whose beneficial ownership derives from the record ownership of Argus Financial Consultants Ltd., a Turks and Caicos corporation solely owned by the Reporting Person.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On January 6, 1998, Mercristo Developments, Inc. (the "Issuer") issued 1,280,000 shares of its Common Stock to Argus Financial Consultants Ltd. pursuant to a Confidential Consulting Agreement dated September 12, 1997 in lieu of cash compensation of $240,000 for consulting services.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the acquisition of the Issuer's Common Stock was to receive compensation for consulting services in lieu of cash, as described in Item 3.


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CUSIP No. 58934Y 10 4                                        (Page 4 of 9 Pages)


                  Apart from his position as a beneficial owner of the Issuer's securities, the Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;
                  (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Amount beneficially owned: 1,280,000 shares Percent of class: 7.17%

                  (b) Number of shares as to which the Reporting Person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,280,000

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of: 1,280,000

                           (iv) shared power to dispose or to direct the disposition of: 0

                  (c)      Not applicable.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  (e)      Not applicable.


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CUSIP No. 58934Y 10 4                                        (Page 5 of 9 Pages)


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  With the exception of the Confidential Consulting Agreement referred to in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Confidential Consulting Agreement dated September 12, 1997 is filed herewith as Exhibit A.


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CUSIP No. 58934Y 10 4                                        (Page 6 of 9 Pages)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1998                                 /s/ Samir Chakraborty
                                                       ---------------------
                                                       Samir Chakraborty


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CUSIP No. 58934Y 10 4                                        (Page 7 of 9 Pages)


                                                                       EXHIBIT A

                                  CONFIDENTIAL
                              CONSULTING AGREEMENT
                              --------------------

Mr. Samir Chakraborty                                         September 12, 1997
Argus Financial Consultants Ltd.
Box-246, One Winterhaven, Stubbs Rd.
Providenciales, Turks & Caicos Islands.
B.W.I.
(809-946-4036)

Dear Mr. Chakraborty,

                     Re:  Acquisitions for Mercristo Developments Inc.
                     -------------------------------------------------

As discussed earlier, we would like to retain the services of "Argus" to find and qualify, and help us possibly close on Acquisitions for "Mercristo" over the next 180 days. This letter, duly signed by yourself and us, will represent a binding agreement for you to perform services as scheduled below, and for you to adhere strictly to the terms and conditions thereof, and a commitment on our part to pay for services rendered, within 90 days of work completion and billing.

Scope of Work/Fees/Schedules
----------------------------

This agreement envisages the work required for the Acquisitions, to be done in two distinct phases, "A" and "B". Phases "A" and "B" are to be de-coupled in that completion of phase "A" would not mean that we would either proceed with phase "B" nor, if we did, would we be obligated to retain "Argus" for Phase "B".

Thus, Phase "A" activities will be treated as a closed-set, and we expect to complete the work, billing, and possibly the payment before we decide on Phase "B". As per our discussions, we expect to see 5-15 potential Acquisition candidate companies pass through the Phase "A" filter, and for them to meet with us for exploratory negotiations, by December 31, 1997.

Phase "A":

                                    I.
                                    Search, validate, strategize, recommend 5-
                                    10 prospective acquisition targets:
                                    FEE:  US $24K, per prospective company


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CUSIP No. 58934Y 10 4                                        (Page 8 of 9 Pages)


                                    II.
                                    Exploratory meeting with Mercristo,
                                    preliminary due diligence, negotiations:
                                    FEE: US $6K, per prospective company

                                    NOTE:
                                    Total Phase "A" billing not to exceed US
                                    $250K, irrespective of total number of
                                    companies brought to table

Phase "B":

                                    NOTE:
                                    De-coupled from Phase "A" in both content and contractor.

                                    I.
                                    Full Due Diligence on selected acquisition target:
                                    FEE: US $24K, per prospective company

                                    II.
                                    Acquisition & Absorption Strategy, and full
                                    Negotiations Support:
                                    FEE: US $15K, per selected company

                                    III.
                                    Closing Bonus on completion of acquisition:
                                    FEE: US $5K, per acquisition

Specific Terms & Conditions
---------------------------

As agreed, Phase "A" and "B" are to be de-coupled. Thus, we reserve the right, without recourse, to terminate work with Argus on completion of Phase "A". We reserve the right, without recourse, to proceed without any further obligations to Argus, on the outputs of Phase "A" either by ourselves or for subsequent work with other consultants. Should we proceed to Phase "B" without your services, we will have no obligation to compensate Argus further if we close on any acquisition originated in Phase "A", with Argus. We also reserve the right, should we proceed with Argus for Phase "B" work, to terminate your services at anytime and to compensate you for work done to date at the flat per diem rate of US $3K.

By signing this agreement, Argus agrees to adhere to strict Non-Disclosure & Confidentiality on all matters directly pertaining to this agreement for a period of 2 years. In addition, Argus agrees to strict No-Shop, and Non-Compete on all matters directly pertaining to this


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CUSIP No. 58934Y 10 4                                        (Page 9 of 9 Pages)

agreement; and the acquisition targets brought forward to Mercristo in Phase "A", and Phase "B"; for a period of 2 years. The above 2 years restrictions can only be altered with the written consent of Mercristo.

Finally, Argus agrees that Mercristo reserves the unilateral and full right to pay the fees due to Argus in Cash and/or common stock of Mercristo. The common stock would be valued at the "initial bid price" authorized by NASD when they approve trading in Mercristo. Argus acknowledges and accepts that there is risk in that NASD has not to date approved the trading in MERCRISTO stock, nor has set any initial trading price. We do not make any commitment as to whether this will happen, when it will happen, or at what stock price levels.

By signing this agreement, Argus agrees to accept full payment within 90 days of work completion & billing, in the form determined by Mercristo; either cash and/or stock. Should the stock not be approved for trading by NASD when the bill from Argus is presented, Argus agrees to accept stock at the valuation established for the last vend-in into Mercristo.

/s/ David Edwards                       /s/ Samir Chakraborty
----------------------------------      -------------------------------------
Per. Mercristo Developments Inc.        Per. Argus Financial Consultants Ltd.
David G. Edwards                        Samir Chakraborty
President & CEO

/s/ David F. Johnson
----------------------------------
          Witness

David Frederick Johnson,
a Commissioner, etc.,
Regional Municipality of Ottawa-Carleton, for Edwards Securities Inc.
Expires August 10, 1999.